RECEIVED
2007 APR 23 A 11: 05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in



07022845

14 April, 2007

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

Sub.: Certificate under Clause 47 (C) of the Listing Agreement executed with the Stock Exchanges in India

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Copy of the Certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing 1st October, 2006 and ended on 31st March, 2007 as per Clause 47 (C) of the said Listing Agreement

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Energy Limited



Ramesh Shenoy
Company Secretary

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

PROCESSED
APR 26 2007
THOMSON FINANCIAL



S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane – 400 601 Tel. 2534 5648 Fax :91-022-2539 0292
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane – 400 604 ; email: sna@snaco.net

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited, Registrar and Transfer Agents** of **Reliance Energy Limited** (the Company) and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from **1st October, 2006** and ended on **31st March, 2007**; the Company has dispatched all the **13,492** share certificates lodged for transfer within one month from the date of lodgment thereof.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange(s).


S. N. ANANTHASUBRAMANIAN & CO.
CP No.1774
THANE
COMPANY SECRETARIES

S. N. ANANTHASUBRAMANIAN

C. P. Number 1774

Date: April, 12, 2007

Place: Thane

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

14th April, 2007

DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: Certificate under clause 47 (C) of the Listing Agreement

In compliance with the requirement of Clause 47 (C) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing 1st October, 2006 and ended on 31st March, 2007.

Kindly take the same on record.

Yours faithfully
For **Reliance Energy Limited**



Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

14th April, 2007

Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: Certificate under clause 47 (C) of the Listing Agreement

In compliance with the requirement of Clause 47 (C) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing 1st October, 2006 and ended on 31st March, 2007.

Kindly take the same on record.

Yours faithfully
For **Reliance Energy Limited**



Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

16th April 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35008

SUPPL

Dear Sirs,

Sub: - Shareholding Pattern for the quarter ended 31st March 2007

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted the following disclosures to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No. **Particulars**

1. Letters dated 9th April 2007 with respect to disclosures made under clause 35 of the Listing Agreement of the Indian Stock Exchanges pertaining to the submission of Shareholding Pattern for the Quarter ended 31st March 2007.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For **Reliance Energy Limited**

Ramesh Shenoy
Company Secretary


Reliance Energy Limited
Mumbai

Encl: As above

Copy to: Mr. Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

16th April 2007

The General Manager
Bombay Stock Exchange Limited
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone : 2272 1121-22
2272 3121, 2272 3719
Facsimile : 2272 2037, 39 /2041-2061

Dear Sirs,

Sub: - Shareholding Pattern for the quarter ended 31st March 2007

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st March 2007.

Kindly take the same on record.

Yours faithfully
For **Reliance Energy Limited**




Reliance Energy Limited
Mumbai

Ramesh Shenoy
Company Secretary

Encl: As above

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

16th April 2007

National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone : 2659 8235/36,
2659 8100-8114, 2659 8452
Facsimile : 2659 8237/38

Dear Sirs,

Sub: - Shareholding Pattern for the quarter ended 31st March 2007

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st March 2007.

Kindly take the same on record.

Yours faithfully
For **Reliance Energy Limited**




Reliance Energy Limited
Mumbai

Ramesh Shenoy
Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE ENERGY LIMITED						
Scrip Code : 500390			Quarter ended: 31st March 2007			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	11	663378	663371	0.30	0 29
(b)	Central Government/State Governments	0	0	0	0 00	0.00
(c)	Bodies Corporate	22	78063368	78061712	34 98	34 16
(d)	Financial Institutions/Banks	0	0	0	0 00	0 00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	33	78726746	78725083	35.28	34.45
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0 00	0 00
(d)	Any Other (Specify)	0	0	0	0 00	0 00
	Sub -Total (A)(2)	0	0	0	0.00	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	33	78726746	78725083	35.28	34.45
(B)	Public Shareholding					
(1)	Institutions					
(a)	Mutual Funds /UTI	283	15023681	14979354	6.73	6 57
(b)	Financial Institutions/Banks	407	1545713	1528940	0.69	0.68
(c)	Central Government/State Governments	70	273462	195758	0.12	0 12
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	23	49034269	49033338	21.97	21.46
(f)	Foreign Institutional Investors	511	46391612	46170812	20 79	20 30
(g)	Foreign Venture Capital Investors	0	0	0	0 00	0 00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	1294	112268737	111908202	50.31	49.13
(2)	Non-Institutions					
(a)	Bodies Corporate	6686	4074657	3918114	1.83	1.78
(b)	i Individual shareholders holding nominal sharecapital up to Rs.1Lakh	1551487	25274026	18336283	11 33	11.06
	ii Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh	47	1453826	1401204	0.65	0.64
(c)	Any Other (Specify)				0.00	0.00
1	Trustee	0	0	0	0 00	0 00
2	NRIs/OCBs	17208	1367647	906387	0.61	0.60
3	Pending Confirmation*	0	0	0	0 00	0.00
	Sub -Total (B)(2)	1575428	32170156	24561988	14.42	14.08
	Total Public Shareholding B=(B)(1)+(B)(2)	1576722	144438893	136470190	64.72	63.20
	TOTAL (A) +(B)	1576755	223165639	215195273	100.00	97.65
(C)	Shares held by Custodians and against which Depository Receipts have been issued	3	5364669	5363938	0.00	2.35
	GRAND TOTAL (A)+(B)+(C)	1576758	228530308	220559211	100.00	100.00

* Physical shares pending for demat confirmation



Reliance Energy Limited
Mumbai

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	6 39 66 604	27.99
2	RELIANCE CAPITAL LIMITED	1 32 32 086	5.79
3	RELIANCE INNOVENTURES LIMITED	8 64 675	0.38
4	KOKILA D AMBANI	2 74 891	0.12
5	ANIL D AMBANI	1 39 437	0.06
6	JAIANMOL A. AMBANI	1 25 231	0.05
7	TINA A AMBANI	1 23 812	0.05
8	JAIANSHUL A. AMBANI	7	0.00
9	HANSDHWANI TRADING COMPANY PVT LTD	3	0.00
	TOTAL	**7 87 26 746**	**34.45**


Reliance Energy Limited
Mumbai

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA	3 16 84 083	13.86
2	PLATINUM ASSET MANAGEMENT LIMITED A/C PLATINUM INTERNATIONAL FUND	55 07 786	2.41
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	54 48 113	2.38
4	THE BANK OF NEW YORK	53 64 669	2.35
5	GENERAL INSURANCE CORPORATION OF INDIA	36 30 482	1.59
6	JP MORGAN ASSET MANAGEMENT (EUROPE) S.A.R.L.A/C FLAGSHIP INDIAN INVESTMENT COMPANY (MAURITIUS) LIMITED	35 10 000	1.54
7	THE ORIENTAL INSURANCE COMPANY LIMITED	34 92 475	1.53
8	ARANDA INVESTMENTS (MAURITIUS) PTE LTD	34 00 000	1.49
9	NATIONAL INSURANCE COMPANY LTD	24 88 728	1.09
10	UNITED INDIA INSURANCE COMPANY LIMITED	22 90 388	1.00
	TOTAL	**6 68 16 724**	**29.24**


Reliance Energy Limited
Mumbai

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA PROJECT VENTURES PRIVATE LIMITED	2 58 16 000	11.30
	TOTAL	2 58 16 000	11.30


Reliance Energy Limited
Mumbai

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDR	17,88,223	53 64 669	2 35
	TOTAL		53 64 669	2.35


Reliance Energy Limited

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	Bank of New Yorkas depositary for GDR holders*	GDR	53 64 669	2.35
	TOTAL		53 64 669	2.35

* The details of individual GDR holder isnot available


Reliance Energy Limited
Mumbai

END